Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 26, 2015	NR 17 - 2015

Avrupa reports further drill results at Slivovo

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120 meters @ 5.37 g/t gold and 23.15 g/t silver in SLV028

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27 meters @ 6.39 g/t gold and 34.97 g/t silver in SLV029

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37 meters @ 3.98 g/t gold and 6.25 g/t silver in SLV031

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63.65 meters @ 2.34 g/t gold and 9.28 g/t silver in SLV032

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42 meters @ 9.20 g/t gold and 9.57 g/t silver in SLV033

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35 meters @ 4.10 g/t gold and 15.79 g/t silver in SLV034

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55.85 meters @ 2.79 g/t gold and 19.5 g/t silver in SLV035

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42 meters @ 3.18 g/t gold and 9.04 g/t silver in SLV036

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All drill holes reported in this group targeted gold and silver mineralization in the main Peshter Gossan Zone.

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Drill hole 28 was drilled obliquely through the center of the block of known gold and silver mineralization to test the internal continuity of the deposit.

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Drill hole 29 was drilled parallel to drill hole 28 to test and extend the west side of the known mineral block.

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Drill holes 30 through 36 were drilled to test the thickness of the block of precious metals’ mineralization.

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Results are in line with previous drilling, further defining the internal continuity of mineralization, as well as extending the deposit to the west and southwest.

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As reported previously, geological results of the drilling suggest several targets for potential additional mineralization close to the present Peshter gold-silver deposit.

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce further results from drilling from the Peshter Gossan target zone at the Slivovo project.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).  BIL has completed 51% earn-in requirements by spending € 1million for exploration on the Slivovo license.

The Company has completed the Phase 3 drilling program, drilling 46 holes totaling 5,040 meters since the beginning of drilling program in Q4 2014.  Results for the final ten holes are pending, but expected by the end of October.  Compilation of all drilling results is ongoing, and is also expected to be completed within the next few weeks.  Full gold and silver intercept information has been placed on the Avrupa website, and Company geologists are constructing a set of geological cross sections that will also be placed on the website when completed.

Paul W. Kuhn, President and CEO of Avrupa Minerals, stated, “The drilling results at Slivovo continue to demonstrate the continuity of gold and silver mineralization in the Peshter block.  Further understanding of the geological and structural controls of the deposit has allowed The Company to consider several new blind gold targets close-in to the known mineralization, in addition to several already-discovered surface possibilities located around the license.  We look forward to testing the potential of the overall Slivovo target area.”

The following figures show the drill hole locations, a summary of gold results to date, and detailed summaries of the results for SLV028 through SLV036.

525500
525600
525700
4716400
4716300
4716200
01
04
05
06
11
12
13
14
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
Legend
Drill collars
Finished
News Release
To be released
Drill Trace
News Release
Finished
To be released
High Angle Fault
Thrust fault
Lithlogy
Cobble Conglomerate
Pebble conglomerate
Sandstone
Greywacke
N
Meters
0
20
40
80

Figure 1.  Location and trace of drill holes SLV028 through SLV036 (in red)

525500
525600
4716400
4716300
4716200
01
19
16
17
35
18
34
37
41
28
14
33
36
38
42
29
27
32
31
39
05
06
43
20
04
30
26
24
23
11
25
13
12
Legend
Drill collars
Finished
September
Au ppb
-5 - 500
501 - 500
501 - 1000
1001 - 3000
3001 - 211000
High Angle Fault
Thrust fault
N
Meters
0
12.5
25
50

Figure 2.  Drill traces of gold mineralization at Peshter Gossan and Extension zones, through SLV036.

Drill results from SLV028

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
29	149	120	5.37	23.15
Including
119	147	28	8.26	23.74

Drill results from SLV029

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
37	64	27	6.39	34.97
And
80	82	2	8.63	79.25

Drill results from SLV030

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
NSV			NSV	NSV

Drill results from SLV031

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0	37	37	3.98	6.25

Drill results from SLV032

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
18	81.65	63.65	2.34	9.28
Including
26	31	5	8.95	7.56
And
49	76	27	2.89	11.94

Drill results from SLV033

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0	42	42	9.20	9.57
Including
7	15	8	11.06	5.19
And
21	42	21	13.96	13.79
Including
24	29	5	46.54	26.36

Drill results from SLV034

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0	35	35	4.10	15.79
Including
11	21	10	9.26	10.29
And
42	44	2	2.50	41.9
And
51	53	2	2.64	52.1

Drill results from SLV035

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0	55.85	55.85	2.79	19.5
Including
11	17	6	1.94	11.3
And
21	54	33	3.96	20.44
Including
39	43	4	10.24	35.15

Drill results from SLV036

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
10	52	42	3.18	9.04
Including
14	19	5	4.42	5.78
And
37	52	15	5.63	11.46

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.